UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

| X| ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                              OR

| _| TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _____ to _____

                    Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         CORE LABORATORIES, INC. PROFIT SHARING AND RETIREMENT PLAN
                         6316 Windfern Road
                        Houston, Texas 77040

B. Name and issuer of the securities held pursuant to the plan and the address of its principal
    executive office:

                         Core Laboratories N.V.
                         Herengracht 424
                         1017 BZ Amsterdam
                         The Netherlands

CORE LABORATORIES, INC.

PROFIT SHARING AND RETIREMENT PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2000

TOGETHER WITH AUDITORS' REPORT

CORE LABORATORIES, INC.

PROFIT SHARING AND RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Core Laboratories, Inc. Profit Sharing
and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Core Laboratories, Inc. Profit Sharing and Retirement Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 25, 2001

1

PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS		
Investments, at fair value:		
Life insurance	$ 52,719	$ 50,646
Interest-bearing cash	33,724	433,496
Collective trust fund	4,466,396	4,635,805
Common stock	10,450,036	8,162,300
Mutual funds	26,316,017	26,320,437
Participant loans	977,016	976,412
	42,295,908	40,579,096
Receivables:		
Participant contributions	84,461	160,388
Company contributions	42,817	85,618
Other receivables	249,755	27,557
Cash, noninterest-bearing	727,108	301,473
	1,104,141	575,036
Total assets	43,400,049	41,154,132
LIABILITIES		
Excess contributions payable	-	415,388
Other payables	203,239	23,024
Total liabilities	203,239	438,412
NET ASSETS AVAILABLE		
FOR PLAN BENEFITS	$ 43,196,810	$ 40,715,720

The accompanying notes to financial statements are an integral part of these financial statements.

CORE LABORATORIES, INC.

PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income-	
Interest and dividends	$ 1,604,187
Net appreciation (depreciation) in fair value of investments:	
Life insurance	(697)
Common stock	3,617,580
Mutual funds	(1,981,905)
	3,239,165
Contributions:	
Employee	3,164,240
Rollovers	233,053
Employer	1,197,690
	4,594,983
Transfers from other plans	2,732,375
Total additions	10,566,523
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Withdrawals and retirement benefits	8,009,311
Administrative expenses	76,122
Total deductions	8,085,433
NET INCREASE	2,481,090
NET ASSETS AVAILABLE FOR PLAN BENEFITS	
Beginning of year	40,715,720
End of year	$ 43,196,810

The accompanying notes to financial statements are an integral part of this financial statement.

CORE LABORATORIES, INC.

PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 and 1999

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") was established by Core Laboratories, Inc. (the "Company"), effective October 1, 1994. The following description of key features of the Plan provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

Plan Administrator and Trustee

The Company is the Plan administrator as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company contracts with The 401K Company (the "Recordkeeper") to maintain the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The issuing fund houses are custodians of the mutual fund investments and Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21, except for Owen Oil Tools, Inc. employees who may participate after six months of service and attaining the age of 21.

Contributions

The Plan allows participants to contribute up to 15 percent of their compensation, as defined by the Plan, on a pretax basis. The Company makes matching contributions to the account of each participant up to four percent of each participant's compensation. The Company may, at its discretion, also contribute for a Plan year an additional amount with respect to each participant who has completed one year of service and is employed by the Company on the last day of such Plan year. The Company's board of directors shall determine whether such contribution shall be made for a Plan year. No additional contributions were made to the Plan for 2000.

From 1994 to 1997 participant contributions included excess contributions which were quantified in 1999 and were refunded to participants in 2000, as the contributions were determined to be received from certain employees ineligible to participate. A liability for excess contributions payable in the amount of $415,388 was reflected in the statements of net assets available for plan benefits as of December 31, 1999.

Vesting

Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, total and permanent physical or mental disability, or normal retirement, all such participants become fully vested in Company contributions and related earnings/losses.

4

Investment Program

Participants may invest their contributions, the Company's matching contributions and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants who are seeking guidance in their investment direction can choose from four Asset Allocation Models: Short-Term Model (1-5 years); Medium-Term Model (5-10 years); Long-Term Model (10-15 years) or Longer-Term Model (15+ years) which represent a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in the Company Common Stock.

Administrative Expenses

The Plan pays all administrative expenses.

Loans

The Plan permits participants to borrow a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balances in the Plan. New loans bear interest at treasury rates plus four percent and are repaid through payroll deductions over a period not to exceed five years.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination, retirement or financial hardship. Participants can withdraw their after-tax contributions, if any from previous plans, in cash without being suspended from making additional contributions to the Plan. Participants may also make an in-service withdrawal at age 59 ½ of their vested account balance.

Hardship withdrawals are allowed in the event of immediate and heavy financial need, subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The participants can withdraw up to 100 percent of their pre-tax contributions and are suspended for at least 12 months from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited. Participants returning to the Company within 60 months of their initial termination are entitled to have their previous account balance reinstated by the Company. During 2000, approximately $516,486 of forfeited balances were utilized to reduce the Company's contributions. At December 31, 2000 and 1999, forfeited amounts of $215,684 and $627,468, respectively, were available to reduce future employer contributions.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented under the accrual method of accounting. Distributions to participants are recorded when paid.

Investment Valuation

Pursuant to the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan reports the investments in the financial statements at fair value in accordance with accounting principles generally accepted in the United States.

Investments in mutual funds and common stock are reported at fair value based on quoted market prices. The fair value of the investment in the collective trust fund is based on the market value of the underlying assets, as determined by the investment issuer. The collective trust fund holds investment contracts which are recorded at contract value, which approximates fair value. The average yield of the collective trust fund for the year ended December 31, 2000, was 6.32 percent. Investment income is recorded as earned. Purchases and sales are recorded on a trade-date basis.

Net realized gains or losses on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3. INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2000 and 1999.

2000-

IRT Stable Value Fund	$ 4,466,396
Core Laboratories N.V. Common Stock	10,450,036
Washington Mutual Investors Fund	5,879,472
EuroPacific Growth Fund	2,218,118
Franklin Balance Sheet Investment Fund-Class A	3,219,696
Lord Abbett Developing Growth Fund	3,137,453
Putnum Growth Opportunities	3,229,793
Vanguard 500 Index Fund	2,866,159

1999-

IRT Stable Value Fund	$ 4,635,805
Core Laboratories N.V. Common Stock	8,162,300
The Bond Fund of America	2,352,429
Washington Mutual Investors Fund	6,062,841
EuroPacific Growth Fund	2,626,177
Franklin Balance Sheet Investment Fund-Class A	2,792,773
Massachusetts Investors Trust-Class A	3,657,841
MFS Emerging Growth Fund-Class A	3,395,288

4. **RISKS AND UNCERTAINTIES:**

The Plan provides for various investments in a collective trust fund, mutual funds and common stock. Investment securities, in general, are exposed to various risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5. **TAX STATUS:**

The Plan obtained its latest determination letter on November 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and tax-exempt as of December 31, 2000 and 1999.

6. **RECONCILIATION OF FORM 5500:**

Benefits payable to participants are included in net assets available for plan benefits and are not reflected as a liability in the financial statements. As of December 31, 2000 and 1999, the benefits payable to participants total $496,190 and $285,181, respectively. The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2000 and 1999:

	2000	1999
Net assets available for plan benefits per the financial statements	$43,196,810	$40,715,720
Less-		
Distributions payable to participants	(496,190)	(285,181)
Net assets available for plan benefits per the Form 5500	$42,700,620	$40,430,539

The following is a reconciliation of withdrawals and retirement benefits per the financial statements to the Form 5500 for the year ended December 31, 2000:

Withdrawals and retirement benefits per the financial statements	$ 8,009,311
Add-	
Distributions payable to participants at December 31, 2000	496,190
Less-	
Distributions payable to participants at December 31, 1999	(285,181)
Withdrawals and retirement benefits per the Form 5500	$ 8,220,320

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7. TRANSFERS FROM OTHER PLANS:

Effective January 31, 2000, the Reservoirs Inc. 401(k) Plan was merged with the Core Lab Plan, transferring assets of $2,553,866.

Effective February 29, 2000, the TomoSeis 401(k) Plan was merged with the Core Lab Plan, transferring assets of $178,509.

8. RELATED-PARTY TRANSACTIONS:

The Plan provides for investment in shares of the Company Common Stock. As the Company is the Plan sponsor, these transactions qualify as party-in-interest transactions.

9. SUBSEQUENT EVENT:

Effective May 1, 2001, the Plan was amended to reflect a change in the Company's name and legal status from Core Laboratories, Inc. to Core Laboratories LP. The Plan's new name is the Core Laboratories Profit Sharing and Retirement Plan. In addition, Owen Oil Tools, Inc. was renamed Owen Oil Tools LP effective May 1, 2001.

CORE LABORATORIES, INC.

PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2000

Identity of Issue	Description of Investment	Cost	Current Value
Conseco Life Insurance Company	Cash surrender value of life insurance policies	(a)	$ 52,719
Alliance Capital Management Corp.	Alliance Capital Reserves	(a)	33,663
The American Funds Group	The Cash Management Trust of America	(a)	61
Institution Trust Company	IRT Stable Value Fund	(a)	4,466,396
Core Laboratories N.V.*	Core Laboratories N.V. Common Stock	(a)	10,450,036
The American Funds Group	The Bond Fund of America	(a)	2,128,433
The American Funds Group	Washington Mutual Investors Fund	(a)	5,879,472
The American Funds Group	EuroPacific Growth Fund	(a)	2,218,118
Franklin Templeton Investments	Templeton Foreign Smaller Companies Fund – Class A	(a)	969,039
Franklin Templeton Investments	Templeton Developing Markets Trust – Class A	(a)	899,192
Franklin Templeton Investments	Franklin Balance Sheet Investment Fund – Class A	(a)	3,219,696
Franklin Templeton Investments	Franklin Real Estate Securities Fund – Class A	(a)	1,768,662
Lord Abbett & Company	Lord Abbett Developing Growth Fund	(a)	3,137,453
Putnum Investments	Putnum Growth Opportunities	(a)	3,229,793
The Vanguard Group	Vanguard 500 Index Fund	(a)	2,866,159
Core Laboratories, Inc. Profit Sharing and Retirement Plan*	Participant Loans (interest rates ranging from 3.00% to 10.89%)	(a)	977,016
	Total assets (held at end of year)		$ 42,295,908

*Party-in-interest
(a) Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2001


CORE LABORATORIES, INC.
PROFIT SHARING AND RETIREMENT PLAN

By: /s/ Richard L. Bergmark

Richard L. Bergmark
Executive Vice President and
Chief Financial Officer


INDEX TO EXHIBIT

Exhibit Number	
23.1	- Consent of Independent Public Accountants

EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 25, 2001, included in this Core Laboratories, Inc. Profit Sharing and Retirement Plan (the "Plan") Annual Report on Form 11-K, for the year ended December 31, 2000, into the previously filed Form S-8 Registration Statement File No. 333-43859.

ARTHUR ANDERSEN LLP

Houston, Texas
June 27, 2001